Exhibit 21.1
SUBSIDIARIES OF THE WELLA COMPANY

Name of Subisidiary	Jurisdiction of Organization

Wella International Operations Switzerland S.a.r.L.	Switzerland
Wella Company Holding GmbH	Germany
Jemella Limited	United Kingdom
Jemella Group Limited	United Kingdom
Waves UK DivestCo limited	United Kingdom
Wella UK Holdings Ltd	United Kingdom
Rainbow BidCo Ltd	United Kingdom
Rainbow UK HoldCo Ltd	United Kingdom
Rainbow UK MidCo 2 Ltd	United Kingdom
Rainbow MidCo Ltd	United Kingdom
Rainbow JVCo Ltd	United Kingdom
Wella USD Holdco Limited	United Kingdom
Rainbow UK Newco Limited	United Kingdom
Wella Mexico Holdings S. de R.L. de C.V.	Mexico
Wella Netherlands B.V.	Netherlands
Wella Operations US LLC	United States